W&R Target Funds, Inc.
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

March 29, 2006

Alison White
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

RE:	Comments on W&R Target Funds, Inc. ("Fund")
File Nos. 33-11466 and 811-5017/CIK 810016
Post-effective Amendment No. 40

Dear Ms. White:

         On behalf of W&R Target Funds, Inc. Energy Portfolio, I am responding to the comments you provided to me via telephone on March 24, 2006, in connection with the registration statement for the Energy Portfolio ("Portfolio"), a series of W&R Target Funds, Inc., filed with the Securities and Exchange Commission on February 15, 2006.

1.	Comment

Portfolio Holdings: Please state in the prospectus that a description of the policies and procedures with respect to disclosure of the Portfolio's security holdings is available in the Statement of Additional Information ("SAI"); include such policies and procedures in the Portfolio's SAI. See Items 4(d) and 11(f) of Form N-1A.

Response

The Portfolio's prospectus contains the following text in the section entitled "General Considerations" in the disclosure regarding "Additional Information about Principal Investment Strategies, Other Investments and Risks":

A description of the Portfolio's policies and procedures with respect to the disclosure of the Portfolio's security holdings is available in the SAI.

In the Portfolio's SAI, the section describing such policies and procedures is following the disclosure on "Portfolio Turnover" and is entitled "Disclosure of Portfolio Holdings."

2.	Comment	Within the disclosure regarding approval of the investment advisory contract for the Portfolio, please include the period covered by the shareholder report. See Item 5(a)(1)(iii) of Form N-1A.

	Response	The underlined text has been added in the Portfolio's prospectus:

A discussion regarding the basis of the approval by the Board of Directors of the advisory contract for the Portfolio will be available in the Portfolio's Semi-annual Report to Shareholders which will cover the period January 1, 2006 through June 30, 2006.

3.	Comment

Please include a statement in the prospectus that because Rule 12b-1 fees are paid out of the Portfolio's assets on an on-going basis, over time these fees will increase the cost of an investment and may cost a shareholder more than paying other types of sales charges. See Item 7(b)(2) of Form N-1A.

	Response	The following statement has been added to the disclosure in the prospectus regarding Rule 12b-1 fees, in the section entitled "Management and Other Fees":

Because these fees are paid out of the Portfolio's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

4.	Comment

On the back cover of the prospectus, please include a statement that the Portfolio's annual report contains a discussion of the market conditions and investment strategies that significantly affected the Portfolio's performance during its fiscal year. As well, state whether the Portfolio makes available its SAI and annual and semi-annual reports at a specified Internet address. See Item 1(b)(1) of Form N-1A.

Response

We respectfully submit that, pursuant to Instruction (4) for Item 1(b)(1), we did not include information regarding how to obtain an annual report, since the Portfolio has not yet commenced operations. However, the Portfolio will be offered in a combined prospectus that also offers each of the other existing portfolios in the W&R Target Funds, Inc. Such combined prospectus will contain the following disclosure:

  the Annual and Semi-annual Reports to Shareholders, which detail each Portfolio's actual investments and include financial statements as of the close of the particular annual or semi-annual period. The annual report also contains a discussion of the market conditions and investment strategies that significantly affected the Portfolios' performance during the year covered by the report.

To request a copy of the current SAI or copies of the Portfolios' most recent Annual and Semi-annual reports, without charge, or for other inquiries, contact the Fund or Waddell & Reed, Inc. at the address and telephone number below. Copies of the SAI, Annual and/or Semi-annual Report may also be requested via email at request@waddell.com. Additionally, the Prospectus, SAI and Annual and Semi-annual Reports for the Portfolios are available on the Waddell & Reed website at www.waddell.com.

5.	Comment	On the back cover of the prospectus, please disclose the new address and telephone number of the SEC's Public Reference Room.

	Response	The address and telephone number of the Public Reference Room have been changed to the following:

Public Reference Room, Room 1580, 100 F Street NE, Washington, DC 20549
202-551-5850

6.	Comment

In the section entitled "Purchase, Redemption and Pricing of Shares" in the portfolio's SAI, it states that redemptions are "generally made within seven days after receipt of a proper request to redeem. The Corporation may suspend the right of redemption of shares of any Portfolio and may postpone payment for any period if any of the following conditions exist: (1) the NYSE is closed other than customary weekend and holiday closings or trading on the NYSE is restricted; (2) the SEC has determined that a state of emergency exists which may make a payment or transfer not reasonably practicable; (3) the SEC has permitted suspension of the right of redemption of shares for the protection of shareholders of the Corporation; or (4) applicable laws and regulations otherwise permit the Corporation to suspend payment on the redemption of shares."

Please clarify whether the above conditions are the only instances in which a redemption request may exceed seven days before payment is made to the shareholder.

	Response	The conditions enumerated in the SAI disclosure which is provided are the only instances in which a redemption request may exceed seven days before payment is made to a shareholder.

In connection with the above comments and our responses, the Fund acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards
Kristen A. Richards
Vice President, Secretary and
Associate General Counsel